The Law Office of Stephen E. Rounds
1544 York Street, Suite 110
Denver, Colorado USA 80206
Tel. 303.377.6997   Fax 303.377.0231
 sercounsel@msn.com

January 27, 2010

Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, D.C. 20549-4628 Attn: Yong Kim and Jennifer Thompson

Re:
Asia Global Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the Quarter Ended September 30, 2009
Filed November 19, 2009
File No. 0-50788

Comment Letter of January 19, 2010
Extension of Response Deadline to February 10, 2010

Dear Ms. Kim and Ms. Thompson:

To confirm my telephone call with Ms. Kim this afternoon, Asia Global Holdings Corp. requests an extension of the current deadline for responding to the outstanding comments (of January 19, 2010), from February 2, 2010, to February 10, 2010.  Ms. Kim indicated the request would be granted.

I will call Ms. Kim as soon as the company’s response to comments has been filed.

Meanwhile, please contact me if you should have any questions.

Yours Truly,

/s/ Stephen E. Rounds